82-4578

centrica

02 FEB 25 AM 9:00

02015387

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	25 February, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	2

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Regards

Barbara Child

dw 2/25

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

21 February 2002

Centrica in discussions to acquire NewPower Holdings Inc.

Centrica plc confirmed today that it is in discussions for the acquisition of NewPower Holdings Inc. (NewPower). Pending the resolution of a number of issues, the parties are discussing a cash tender offer of $1.05 per share for all of NewPower's outstanding stock and warrants, subject to price adjustments based on changes in commodity prices and further subject to a variety of conditions for closing the tender offer. Holders of the majority of the outstanding shares and warrants of NewPower have indicated their intention to support the transaction currently being discussed. There can be no assurances that the outstanding issues will be resolved and a transaction will be announced.

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085

About Centrica plc
In Britain, energy and services group Centrica plc trades under the AA, British Gas, Goldfish and One.Tel brands. In Canada, Centrica trades through the established Direct Energy brand and in the United States through Energy America.

About NewPower Holdings, Inc.
NewPower Holdings, Inc. (NYSE: NPW), through its subsidiary, NewPower, is the first national provider of electricity and natural gas to residential and small commercial customers in the United States. The Company offers consumers in restructured retail energy markets competitive energy prices, pricing choices, improved customer service and other innovative products, services and incentives.

centrica

02 FEB 25 AM 8:34

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	25 February, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	40

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Regards

Barbara Child

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Centrica plc

Preliminary Results
for the year ended 31 December 2001
(unaudited)

SUMMARY

For the year ended 31 December	2001	2000 as restated
Turnover	£12,611m	£9,933m
Operating profit (including joint ventures & associates)	£679m	£526m [2]
Earnings	£482m [1]	£406m [2]
Operating cash inflow	£869m	£1,139m
Earnings per share (adjusted basic)	12.1p	10.2p
Dividend per ordinary share (final / total)	1.9p / 3.1p	1.7p / 2.8p

All financial figures are stated before exceptional charges and goodwill amortisation.

"We have continued to make excellent progress towards realising our vision of becoming a leading supplier of essential services in our chosen markets." *– Sir Michael Perry GBE, Chairman*

Highlights:

- Turnover up 19% excluding energy trading
- Operating profit up 29% for the year, doubling in the second half from prior year period
- Earnings up 19% before exceptional charges and goodwill amortisation
- UK energy supply operating profit up 23% despite residential gas margin squeeze leading to only £3 million contribution; 19.5 million energy customer relationships
- Electricity operating profit £40 million, up by £147 million reflecting 40% growth in customer base
- Home Services operating profit up 38%, reflecting new products and controlled costs; over 5 million products and services delivered to customers
- AA Road and Personal Finance operating profit up 48% and 54%, respectively; AA roadside membership at new record of over 12 million
- Full year operating profit contribution from North America businesses of £68 million
- Sustained investment in growth opportunities across the Group including Goldfish Bank and Telecommunications
- Final dividend for 2001 of 1.9 pence

"These results show good organic growth and strong returns from acquisitions while demonstrating both investment in the future and our ability to deliver extra value by expanding from a controlled cost base." *– Roy Gardner, Chief Executive*

All financial figures are stated before exceptional charges and goodwill amortisation.

1 The results reflect the adoption of FRS 19 which has reduced earnings before exceptional charges and goodwill by £21 million in 2001 and increased earnings as previously reported in 2000 by £17 million.

2 The adoption of mark-to-market accounting resulted in a £14 million reduction in operating profit in 2000 as restated

CHAIRMAN'S STATEMENT

We have continued to make excellent progress towards realising our vision of becoming a leading supplier of essential services in our chosen markets. We have further strengthened our position in the United Kingdom, and we have taken important initiatives in North America and continental Europe.

Performance

Turnover was £12.6 billion, up 27% over last year, and growth excluding Accord's trading activities was 19%. Before exceptional charges and goodwill amortisation, operating profit (including joint ventures and associates) was £679 million, up 29%, and on the same basis earnings were £482 million, 19% ahead of 2000, reflecting our encouraging business performance. Earnings after exceptional charges and goodwill were slightly down by 4% over 2000 due to higher exceptional charges, goodwill amortisation and taxation.

There were some significant highlights in 2001. We remain the premier supplier of energy to British homes, with 13.4 million residential gas accounts and more than 5.4 million electricity accounts, and it is pleasing to note that our electricity business moved into profit last year. The home services division also performed well and by the year end over 3.3 million homes relied on British Gas for home heating cover.

Our Morecambe Bay gas fields produced good results and during the course of the year we acquired economic interests in three electricity power stations in line with our strategy to supply around 20% of our customers' energy requirements from our own resources.

The AA continues to prosper, with membership reaching a record of over 12 million by the year end. We have extended the range of services we offer to the motorist and the AA personal finance business has also grown. In financial services, preparations continued for the launch of Goldfish Bank and as part of these we obtained our banking licence. Our telecommunications business has also made good progress. With the acquisition of One.Tel in the UK, we have comfortably achieved our 2001 year-end target of 1 million telephone customers. In North America we are steadily developing our customer base in both Canada and the United States and in September we established a presence in the energy markets of continental Europe, by acquiring 50% of the Belgian company, Luminus NV.

Dividend

The Board proposes a final ordinary dividend of 1.9 pence per share, to be paid in June 2002. When combined with the interim dividend of 1.2p per share paid in November 2001 the total ordinary dividend for 2001 would be 3.1 pence per share, an increase of 10.7% on the previous year.

The future

The global outlook seems less certain and more challenging than a year ago but Centrica is well placed to compete effectively for further growth. As the energy markets in North America and Europe are opened up to competition, the potential for our business is considerable, and we shall seek to deliver the same benefits for customers, shareholders and the economy that the liberalised energy market has already delivered in Britain. We see accelerated opportunities for well-capitalised businesses, particularly in North America. In telecommunications there are still some major barriers to overcome here at home before we see a fully competitive market.

I have every confidence that our positive business performance and financial strength, combined with the steps we have taken to lay the foundations for strategic growth, position Centrica well for the way ahead.

Sir Michael Perry GBE
Chairman

21 February 2002

CHIEF EXECUTIVE'S REVIEW

Group Results

Delivering our strategy

Progress towards realising our corporate vision was marked by significant strategic achievements across the Group in 2001. There are key components of our strategy implementation which are having a positive impact on the Group's business value creation. These include good organic growth, leverage on our profitability by controlling our cost base, increasing returns from our acquisitions and investment in new businesses for the future. Each of these is making, and will continue to make, an important contribution to the Group's success in providing sustainable growth in business value to our shareholders.

Operating profit

Operating profit (including joint ventures and associates, before exceptional charges and goodwill amortisation) of £679 million in 2001 was up 29%, from £526 million in 2000. UK energy supply profit was £652 million in 2001, up 23% from £531 million in 2000. This was influenced by a profit decline of £291 million in residential gas supply offset by higher profitability of £243 million in gas production and £147 million in electricity supply. North American energy supply profit contributed £68 million to Group operating profit. Additionally, our home services business benefited from a growing product range and focused cross-selling activity, achieving record operating profit in 2001 of £36 million, an increase of 38% over last year. Operating profit at our AA Road and Personal Finance units was up 48% and 54% respectively, to £74 million in total. We made substantial investments (excluding acquisition costs) in growing our Telecommunications businesses (£64 million) and in the development of Goldfish Bank (£14 million). Our operating margin, excluding our Accord trading operations, was unchanged at 7% in 2001.

Exceptional charges and goodwill amortisation

Exceptional charges of £80 million (2000: £14 million) included £35 million of costs incurred in the integration of the AA and One.Tel, and £8 million in relation to the impairment of cylinder assets in our LPG business. The Group has also recognised exceptional losses of £37 million arising from the failure of Enron Corporation, a major participant in UK and North American energy markets which has filed for protection from its creditors.

The goodwill amortisation charge was £86 million (2000: £60 million), of which £49 million related to the AA and £29 million related to energy supply in North America.

Net interest

Net interest payable was £43 million (2000: £28 million) and was covered 15.8 times by operating profit (including joint ventures and associates, and before exceptional charges and goodwill amortisation) compared with 18.8 times coverage in 2000. The increase in net interest was due to higher average indebtedness as a result of the Group's acquisitions, partly offset by lower interest rates.

Taxation

Our accounts for 2001 reflect the adoption of Financial Reporting Standard (FRS) 19, Deferred Taxation, under which the Group recognised its full deferred tax liabilities and certain deferred tax assets as a restatement of prior year results. These assets largely arise from tax losses brought forward from earlier years and are recognised only when there is persuasive and reliable evidence that the assets can be realised. The tax charge of £155 million (2000: £89 million as restated) mainly arose from the higher profits of offshore gas production activities which are ring fenced for tax purposes. The effect of the restatement was to reduce 2001 earnings (post exceptionals and goodwill) by £21 million and increase earnings as previously

reported in 2000 by £20 million. The group has net unrecognised deferred tax assets of £198 million (2000: £198 million restated).

Accounting Policy – FRS17: Retirement Benefits
Our accounts for 2001 do not reflect the adoption of this standard, which is not mandatory until 2003. If the standard had been fully adopted in 2001, earnings would have been reduced by £16 million, which is the net of £53 million charged to operating profit and £37 million credited to net interest income. The net assets of the group would have been reduced by £117 million.

Cash flow and balance sheet
Operating cash flow (from continuing operations, before exceptional payments) was £869 million compared with £1,139 million in 2000. The decrease largely reflects our first significant petroleum revenue tax (PRT) payments and ongoing royalty payments relating to the South Morecambe field which, in aggregate, were £242 million in 2001 as against £54 million in 2000. The positive impact of increased profitability in most of our businesses was partially offset by significant cash investment in Goldfish Bank and in our Telecommunications business. Our North American business made a positive contribution of £133 million to operating cash flow in its first full year of operation.

Net assets increased by £238 million over the period to £1,536 million. Net debt (excluding Goldfish Bank) rose from £117 million as at 31 December 2000 to £433 million at year end 2001, related largely to the Group's acquisitions across several of our business areas. Debt funding incurred by Goldfish Bank to fund its credit card receivables amounted to £610 million.

We retain credit ratings of A2/A (long term) and P1/A1 (short term) from Moody's and Standard & Poor's respectively. At the year end, net debt (excluding Goldfish Bank) as a proportion of total book capitalisation stood at 22%. We succeeded in raising £493 million in 2001 through our issuance of medium term bonds at attractive funding costs, providing good evidence of our access to capital markets.

Customer service
Customer satisfaction levels have remained consistently high throughout 2001 across British Gas branded services. The number of complaints to energywatch with regard to gas supply was down by 25% compared with the same period last year, the second successive year of reduction. British Gas was ranked highest in the J.D. Power and Associates 2001 customer satisfaction study of UK electricity suppliers. The AA reported its highest ever level of customer satisfaction, following an upward trend throughout the year. Further improvements in customer service remain at the heart of our strategy.

Enhancing our customer relationships
We continue to look at ways to enhance our organisational capability to deliver the strategy. Our approach builds upon our considerable experience in developing brands, managing customer relationships and competing in fast-changing markets.

Centrica has embarked on a five-year programme to develop, in partnership with Accenture, advanced systems, processes and technology for coordinating our customer relationships across the British Gas brand with an investment of approximately £340 million, of which £60 million was incurred in 2001. This will bring together all our knowledge of each British Gas customer, and provide considerable benefits to both us and our customers through enhanced, more efficient customer service. It will improve our cross-selling capabilities and will reduce operating costs as our support systems are streamlined. Benefits in excess of £100 million per annum are anticipated by the end of the project period.

Outlook

We saw the impact of high input costs on our residential gas business in 2001: the price increase implemented in January 2002 will go some way to restoring profitability. Looking ahead to the gas year commencing in 2002, the benefit of lower current oil prices will likely be offset to some degree by an ongoing shift in our gas purchase contracts towards greater linkage to gas price indices, which have not fallen to the same extent as oil indices.

In UK electricity, home services and the AA, we see opportunities to build further scale and value in these growing businesses. We intend to maintain investment levels in order to expand the Group, build on our strengthening brand platforms and increase product breadth to further leverage our customer relationships.

Since receiving our banking licence for Goldfish, we have developed the product launch plan for the next two years. In our Telecommunications business, the acquisition from the iomart Group plc of its customers and service capability for £2 million gives us important expertise from which to launch our product offerings in the UK broadband market.

Since year end, our acquisition of Enbridge Services in North America has resulted in a Group commitment to fund £437 million to complete the transaction from our existing debt facilities. This acquisition will add 1.3 million customer relationships to our North American business. We are also proceeding with an equity placement that is expected to amount to up to 5% of the Group's share capital, from which proceeds will be used to reduce debt and increase shareholders' funds. For comparison, our net assets and net debt (excluding Goldfish Bank) outstanding at the end of 2001, *pro forma* for the Enbridge acquisition and the equity placement, would have been £1,933 million and £450 million, respectively.

In these less certain times, further investment opportunities may arise and Centrica will be well placed, with the scale, management and financial resources to take advantage of those which are value enhancing. We have a US$2 billion medium term note programme, under which £493 million of bonds have been issued, and a US$2 billion commercial paper programme which is supported by £935 million of undrawn committed revolving bank lines. Together with the equity placement, we consider these facilities are sufficient to support our continuing organic and acquisition growth plans, as well as our normal energy supply seasonality which peaks in winter.

We anticipate that 2002 will bring us further opportunities as we continue to achieve good organic growth and leverage on our profitability by controlling our cost base, together with good returns from our acquisitions and further investment in new businesses for the future.

Roy Gardner
Chief Executive

21 February 2002

Performance by Business

UK

Energy

Turnover for our energy business (excluding energy trading operations) was £6.7 billion in 2001, an increase of 11% from £6.0 billion in 2000. Operating profit (including joint ventures and associates, before exceptional charges and goodwill amortisation) was £652 million in 2001, an increase of 23% from £531 million in 2000. Higher wholesale prices for gas production from our own fields throughout the year, and improvement in operating profitability from electricity supply and energy trading operations, more than offset the effects of significant retail gas margin erosion from higher gas input prices. The 2001 operating margin for our aggregate energy operations (excluding energy trading activities) was 9.4%, similar to 2000.

Residential energy market share

We were largely successful in stemming net losses of gas customers beginning mid-summer 2001, with the level remaining relatively flat through the fourth quarter of the year. At the same time, net increases in our electricity customer base accelerated through most of the year, from a gain of approximately 25,000 customers per week in the second quarter to increases of approximately 40,000 customers per week during the fourth quarter. The net effect was that we increased the total number of residential energy accounts by 5% over the year.

At 31 December 2001 we were supplying 5.4 million residential customers with electricity, an increase of 38% from 3.9 million a year earlier. Our resulting share of the residential electricity market in Great Britain was 22% at year-end, up from 16% at the end of 2000. We had 13.4 million residential gas customers representing a market share of 67%, down from 14.0 million customers and a 70% market share a year earlier (as restated in accordance with the Utilities Act definition of residential customers).

This solid performance in increasing our energy market position has taken place amidst an environment of increased competition and further steps towards full deregulation of the industry by the UK Office of Gas and Electricity Markets. We believe our continued success is attributable to a strong value-for-money offering to customers, together with the increasing importance attached by our customers to high levels of service quality and responsiveness.

British Gas: gas supply

Turnover from our residential gas business in 2001 was £4.0 billion, compared with £4.1 billion in 2000. Given our small decrease in share of this highly competitive market, our residential gas sales volumes decreased to 9.0 billion therms in 2001, down by 2% from 2000, and were affected by an unusually warm autumn. In our non-residential business, turnover was £1.4 billion and sales volumes were 5.8 billion therms in 2001, up 24% and 4% respectively from £1.1 billion and 5.6 billion therms in 2000. Average non-residential selling prices increased by 13%. The combined gas supply business showed reduced gross profit performance compared with 2000, reflecting higher gas procurement costs.

A residential price increase averaging 4.7% was implemented in April 2001 to begin to respond to the higher cost environment. The weighted average cost of gas to meet our supply requirements was 20.5p per therm in the calendar year 2001, an increase of 25% from 16.3p per therm in the calendar year 2000.

From April through September 2001 we paid higher than expected charges in respect of national (long-distance) gas transportation due to the high prices resulting from the National Transmission System entry capacity auction. These increased charges are being partially offset by a reduction in other transportation charges over the period June 2001 to March 2002. In this regard, 2002 results are expected to benefit by

some £50 million. Local transportation and residential metering charges were also lower in 2001. Aggregate transportation and metering costs of £1.7 billion were virtually unchanged from 2000.

The residential gas supply business returned an operating profit (before exceptional charges and goodwill amortisation) of only £3 million, compared with £294 million in 2000 (as adjusted to reflect intra-group transfers at market prices). Non-residential supply operating profit declined from £55 million in 2000 to £41 million in 2001, reflecting the increase in gas procurement costs.

British Gas: electricity supply

Turnover from our electricity business in 2001 was £1,242 million, up 57% from £792 million in 2000. We booked sales of 20.6 TeraWatt-hours (TWH) to an average of 4.6 million customers on supply, an increase of 62% and 53%, respectively, from 12.8 TWH and 3.0 million customers in 2000. We believe this very substantial customer and volume growth is attributable to our ability to offer attractive dual-fuel package products, successful marketing, and the trust and confidence that customers attach to the nationwide British Gas brand. Our average unit pricing was 6.0 pence/kilowatt hour (kWh) in 2001, slightly down from 6.2 pence in 2000 following an average reduction of 3.7 per cent in electricity prices from April.

Our gross profit has increased, driven by our rapid growth in customer numbers. Average electricity unit costs for our supply business fell by 19%, to 2.6p/kWh in 2001 from 3.1p/kWh in 2000. At operating level, the business has rapidly progressed from its loss-making revenue investment phase to contribute a profit for 2001 of £40 million, before exceptional charges and goodwill amortisation, (an operating margin of 3%), compared with a 2000 loss of £107 million. This operating profit was earned after the costs of acquiring new customers, including advertising, selling and processing, which amounted to £66 million in 2001. This business has been built entirely organically since September 1998, and our upsurge in market presence and customer numbers has been accompanied by the application of our effective supply forecasting and balancing expertise.

With respect to upstream generation assets, in May we took a 60% stake in Humber Power in Lincolnshire, and in October we acquired the operations and entire economic interests in power stations in Peterborough and Kings Lynn by way of long-term lease arrangements. The aggregate consideration, including leases entered into, in these transactions was £482 million. The combined output of these facilities at 1,455 MW was acquired at £331 per kilowatt. This capacity offers us increased peak-time sourcing flexibility, long-term stability and protection against major changes in electricity prices, and is in line with our risk management goal of operating generation assets which can provide between 20-25% of our peak capacity needs.

In December we acquired the energy supply business of Enron Direct Limited, which is principally engaged in electricity supply to commercial customers. For a total consideration of £98 million, we acquired a business with annual turnover over £200 million and approximately 160,000 direct customers. The transaction provided a strong platform for advancing our move into the commercial electricity market and nearly doubled our customer base in the segment. The increase in sales volume and flattening of our hourly demand profile will also enable us to realise further strategic and financial value from our wholesale procurement activities.

The New Electricity Trading Arrangements (NETA) became effective from 27 March 2001. The new electricity demand forecasting, energy balancing and settlement systems we introduced, as required by NETA, operated successfully. We welcomed the UK government's implementation of NETA, which has helped to reduce our procurement costs and provide value to customers.

Gas production

Amidst a market environment in 2001 in which annual wholesale gas prices ended the year approximately 30% higher, placing intense pressure on the profitability of our retail gas business, our ability to sustain high production levels from our own fields has proven the valuable flexibility of our substantial upstream reserve assets. Production for 2001 was 4.3 billion therms in aggregate from our Morecambe fields and those fields in which we hold an equity interest. This was close to the previous year's record level of 4.6 billion therms, despite warm autumn weather, and represented 26% of the volume requirement of our total downstream gas supply businesses.

Operating profits (before exceptional charges and goodwill amortisation) from gas production were £552 million in 2001, up 79% from £309 million (as adjusted to reflect intra-Group transfers at market prices) in 2000. The large increase was attributable to higher year on year contract prices, offset by higher resulting PRT and government royalties and a small reduction in output volume. Operating and overhead costs were reduced by 5% year-on-year. The resulting operating margin (after depreciation and provision for petroleum revenue tax) was 53% in 2001, up from 40% in 2000.

In our interim 2001 results report, we referred to our multi-year investment of £60 million (£30 million spent in 2001) in our South Morecambe Onshore Compression facility to enhance our gas delivery capability by 14% and in further development of the field to increase reserves by 70bcf, both of which are now successfully on stream. We have augmented our upstream reserves in the second half by acquiring additional interests in North Sea and East Irish Sea equity reserves for a consideration of £62 million, adding a further 110 bcf of gas and 2.1 million barrels of oil to Centrica's portfolio. We also reached agreement with Burlington Resources to process gas from the Rivers field in the East Irish Sea and to operate their new offshore and onshore facilities. Delivery of first gas is expected by early 2004.

Accord

Accord's underlying energy trading activities returned to profitability, contributing an operating profit (before exceptional charges and goodwill amortisation) of £16 million in 2001, up from a £20 million operating loss in 2000. The Group has also recognised exceptional losses of £37 million arising from the failure of Enron Corporation, a market participant in UK and North American energy markets which has filed for protection from its creditors. Of these losses, £30 million were related to Accord for profitable trading contracts with Enron subsidiaries which have since been terminated and for which the Group has made claims for profits foregone. (The remaining £7 million was not attributable to Accord, but was rather in respect of the Group's share of market losses under UK energy market balancing arrangements and provisions against stock held by Enron under virtual gas storage contracts.)

UK trading operations expanded in 2001 and Accord further established itself as a major player in the British gas and developing power markets. In continental Europe, Accord initiated and played a major role in the establishment of a new gas trading hub at Bunde and increased traded volumes in continental Europe by 24%.

British Gas Home Services

Our Home Services business generated strong growth in 2001, expanding beyond its traditional home heating cover and installation and demonstrating its ability to build on our customer relationships. Its turnover was £722 million in 2001, an increase of 14% from £636 million in 2000.

We install and service residential heating systems. Our revenue from central heating installation contracts grew by 23% in 2001, to £255 million from £207 million in 2000. This was driven in part by a successful television advertising campaign. Our core gas service cover business was stable, with a net increase of 1% in live contracts, to 3.3 million.

Our increasing ability to sell new British Gas home service products has produced encouraging results. Plumbing and drain service contracts increased by 47% to 743,000, demonstrating a good linkage to our heating-based customer relationships. We introduced home electrical service contracts during 2001, with 143,000 customers by year end, and increased the number of kitchen appliances under contract by a multiple of 2.7 to 562,000. Home security installation and monitoring is another product with good growth potential and we are now the UK leader in the domestic segment of the market.

Operating profit (before exceptional charges and goodwill amortisation), at £36 million in 2001, increased 38% from £26 million in 2000, reflecting growth amongst our multi-product portfolio whilst costs have remained controlled. Advertising expenses were held to approximately 3% of revenue including our successful television campaign. General and administrative costs increased only modestly in relation to our revenue growth and expanding product range.

In aggregate, beyond gas service contracts, we now have 1.5 million of our customers' essential services or appliances under contract, approximately double 2000's figure. The resulting growth in Home Services operations has demonstrated the operational and financial economy of scale of the business, with the expansion of operating margin by a percentage point to 5%.

The acquisitions of National Homecare and Trolhurst Limited helped us to address our need for further well-trained engineering staff, a key challenge to the growth of this business. These purchases added trained workforces of 450 engineers, giving us additional capacity to develop our services to customers.

AA Road Services

Road Services' turnover was £486 million in 2001, an increase of 9% from £447 million in 2000. Total AA membership reached a new record level in 2001, growing to over 12 million, an increase of over 10% from 10.9 million a year earlier, including personal, affinity and fleet accounts. We believe that this membership represents a 48% share of the UK roadside assistance market, up from 46% a year earlier, and demonstrates good progress in the AA's marketing and service operations. AA personal retention rates remain high, exceeding 80%.

Operating profit (before exceptional charges and goodwill amortisation) was £37 million, up from £25 million in 2000. The business continued to make progress reducing its cost structure whilst maintaining a premium level of service to customers. Operational efficiency improvements and tighter cost control led to operating margin improvement to 8% this year from 6% in 2000, despite high levels of customer roadside service calls during the first half. We have achieved higher productivity of roadside service personnel as our membership has grown, increasing the number of service calls per average staff day whilst simultaneously reducing average customer waiting time.

In July we purchased Halfords garages, which was the largest independent chain of car repair, service and maintenance centres in the UK, for £5.75 million. This has been followed with a programme of training, accreditation and refurbishment in preparation for launching these 129 garages, along with the AA's 28 existing fleet workshops, as AA Service Centres. These retail outlets will offer customers a flexible, value-for-money service, and will allow the AA to build on its core strategy of providing essential motoring services for members and other motorists.

The acquisition has furthered a substantial drive by the AA to expand a range of other benefits for members and customers, including vehicle servicing, on site vehicle inspections, and free brake and tyre checks. We have also started trials of a mobile tyre replacement service that can attend at a time and place to suit the customer. In December we signed an agreement with Inchcape plc to offer an AA branded service for the supply of new and used cars, together with a range of financing options and other motoring-related products and services.

AA Personal Finance
AA Personal Finance increased turnover to £141 million, up 10% from £128 million in 2000. Strong performance was evident in the operating profit result (before exceptional items and goodwill amortisation) of £37 million, a 54% increase from £24 million in 2000. Our insurance business benefited from a first-half rise in UK motor premiums, and began to reap returns from investments in customer retention and telephone and internet-based channel infrastructure.

The AA remains the UK's largest independently owned insurance intermediary and its growth is continuing. The increasingly competitive breadth of the AA's 20-strong insurer panel led approximately 900,000 drivers and 600,000 homeowners to arrange their policies through us in 2001, an aggregate increase of 4% over 2000. Around one third of our customers have also chosen to take an extended credit plan from the AA, a profitable and complementary product to our underlying insurance offerings. We believe that our sales volumes are being supported by heightened consumer concern to obtain good value for money amidst an environment of rising premiums. Our retention rates remain high for both motor and home policies at over 74%.

In just two years, the online insurance service on 'theAA.com' has grown to provide 45% of our motor insurance quotes in 2001. The online service won the British Insurance Industry's e-commerce quality award for the second consecutive year. We expect its efficiency to contribute to a continuing reduction in average servicing costs per contract. Operating cost reduction is being partially offset by increased advertising investment as we seek to increase the market penetration of our brand.

The unsecured consumer lending business, our joint venture with HBOS plc, also improved upon the previous year, with 77,000 personal loans outstanding (up from 66,000 a year earlier) and generating a 27% increase in operating profit. Its progress is attributed largely to our ability to differentiate our products by including other AA 'add-on' products, against a background of growth in UK consumer credit. AA car loans were advertised for the first time on television. At the year end, the loan book stood at a record £424 million, up from £326 million the prior year.

AA Personal Finance operating margins grew to 26% in 2001 from 19% in 2000, demonstrating the scalability afforded the business by its internet operations, insurance product breadth (motor and home) and its cross-selling (insurance and loan finance) business platform.

Goldfish Financial Services
The year was marked by our agreement in early August with HFC Bank plc for Goldfish Bank (in which Goldfish Financial Services holds a 70% economic interest with Lloyds TSB Bank plc holding 30%) to acquire its rights and interest in the Goldfish credit card. In addition to the value of the credit card receivables book, HFC will receive consideration of £85 million (net) for its interest in the card, of which £50 million has been paid to date. As a result of these structural changes in the Goldfish operations, 2001 financial results for this business should be analysed in two parts, before and after 3 September 2001.

Prior to 3 September, Centrica's economic interest in the operations of the Goldfish credit card consisted of a 50% interest in a joint venture with HFC Bank. This joint venture managed the customer acquisition, marketing and loyalty scheme of the card under brand licence from Centrica and, in turn, received a profit stream from HFC Bank which itself funded the receivables and ran the processing operations. Our share of the income generated by the joint venture was £4.2 million for 2001 up until 3 September, as against £3.0 million for the entire year 2000.

Commencing on 3 September 2001, the economic interest in the credit card operation indirectly accrued for the benefit of Goldfish Bank, which received its banking licence on 29 November and purchased the credit

card book on 28 December. HFC Bank is providing payment card and management services to Goldfish Bank, for a fixed fee per account, which is included in our operating expenses. This will continue until late 2002 when migration to our own provider is scheduled to occur. Goldfish card revenue from 3 September until year end was £34 million (before bad debt and interest expenses), while the card operating profit over the same period was £5 million, after marketing expenses of £2 million associated with a new card advertising campaign.

Goldfish Bank applied £32 million in 2001 to the development of infrastructure for its wider financial services offering and migration of the credit card from HFC, of which £18 million was capitalised and £14 million expensed as revenue investment. After this investment in technology, personnel and marketing expenses, together with the card's operating profit, Goldfish Financial Services reported an aggregate operating loss of £32 million for the year (before amortisation of goodwill and minority interest).

Shareholders' funds at Goldfish Bank underlying the £673 million credit card book were £215 million at year end. The book is currently being funded primarily by an initial revolving debt facility from Lloyds TSB Bank PLC of up to £850 million, maturing in December 2003, beyond which Centrica and Lloyds TSB Bank PLC have agreed to provide further finance.

The market position of the Goldfish credit card remained solid throughout the year notwithstanding the structural changes to the business. Customer volume remained steady at approximately 735,000 open accounts through the year with just over one million cards in issue. The size of the credit card receivables book at the year end was £673 million (2000: £670 million), on which full year gross interest income of £68 million was generated from customers spending an average of over £4,000 over the year. Annualised credit and fraud losses remained at less than 4%.

Goldfish Bank has exclusive rights to use the Goldfish brand for financial services in the UK and combines Centrica's customer care and marketing skills with advanced systems and banking expertise. Our primary focus is to build on the strong brand franchise and public recognition of our credit card, increasing membership and card usage and improving profitability. New marketing and customer acquisition activities are proceeding in support of this effort.

Telecommunications

Centrica Telecommunications is one of the largest indirect access competitors to BT in the UK. The business launched its services under the British Gas Communications brand in September 2000 and then acquired One.Tel plc, one of the UK's largest indirect telecommunications providers, in July 2001. The combination of organic growth and the acquisition enabled Centrica Telecommunications to gain critical scale and to exceed its 2001 target of 1 million active fixed and mobile customers whilst delivering over 100,000 active internet service accounts.

Turnover in 2001 was £102 million, which included sequential growth from the first half (£14 million) to the second (£88 million), largely as a result of One.Tel turnover of £65 million within the second half result. This rapid growth was driven by the rise in customer volumes and an increase in our average revenue per user (ARPU). ARPU increased with the acquisition of One.Tel due to the higher proportion of international calls billed to One.Tel's customer segment. At year end there were 1.2 million fixed, mobile or internet accounts active in the previous 30 days, up from less than 200,000 a year earlier. Breadth of our product offerings increased to include bundled fixed, mobile and internet services and we are planning additional new broadband services.

The 2001 operating loss (before exceptional charges and goodwill amortisation) was £97 million after revenue investment of £64 million. We are moving aggressively to reduce both variable and fixed overhead costs of service. We now route the majority of our call volumes using a switched reseller model which is

resulting in lower transmission expenses, and therefore higher gross margins, by using a lowest-cost routing capability. Excess market capacity provided a further opportunity to negotiate favourable transmission (or carrier) charges.

We are implementing initiatives to realise the synergy benefits of the One.Tel acquisition, the largest of which is a migration of our British Gas Communications customers to the One.Tel billing system by the middle of 2002. It is anticipated that this will result in a significant reduction in platform running and development costs. One.Tel has a highly efficient direct marketing and telesales capability that we are using to reduce average customer acquisition costs across the business.

Our acquisition and retention of customers continues to be adversely affected by the lack of either Carrier Pre-Selection (CPS) or an economic access product, the latter required to enable a single billing relationship with the customer. Both CPS and the single billing relationship, when made economic and practical by industry development, will provide us with a more loyal customer base. Reduction of customer defections has been a keen focus during 2001: however, a number of structural constraints persist in the industry, which will have to be addressed in order to fully address our churn rate and provide a level competitive playing field. Pending these structural industry developments, our focus in 2002 will be on further increasing the value of our customer base through enhanced product offerings and operational efficiencies, rather than sustaining the dynamic growth rate we achieved in 2001.

North America

Our energy operations under the Direct Energy and Energy America brands contributed turnover of £768 million in 2001 in their first full year of operations under Centrica, compared with turnover in the period August 18 to December 31 2000 which was £267 million. The increase in turnover was supported by customer growth as well as higher billings resulting from an increase in average commodity prices. Customer numbers increased to 1.3 million at the year end, and we have signed approximately 600,000 Ontario electricity contracts ahead of the market opening in May 2002.

Commodity prices were extremely volatile in 2001. The Ontario market saw a threefold increase in gas prices early in the year, though prices have subsequently fallen back to previous levels. Our Canadian customers are generally protected from this uncertainty by five-year fixed price contracts and in 2001 saved an average of C$200 per household compared with customers of local utilities. We generally hedge these fixed price sale arrangements with parallel fixed cost procurement contracts. We sold 2.4 billion therms of gas in 2001.

Our upstream gas assets are held by Direct Energy and Centrica Canada Limited, which includes the assets of Avalanche Energy, acquired in December 2000. Total 2001 output was 37 bcf, equivalent to 24% of our Canadian gas sales, in line with our strategy of hedging 20-30% of sales with internal production to retain supply flexibility amidst volatile wholesale markets.

Operating profit (before exceptional charges and goodwill amortisation) in 2001 was £68 million, after £28 million of revenue investment in our customer base. This result constitutes a substantial improvement from our operating profit (before exceptional charges and goodwill amortisation) of £8 million in the period of Centrica ownership, 18 August to 31 December 2000 and demonstrates the growth of this business to higher profitability in its first full year. Our resulting operating margin was 9% in 2001. During the year, the business began investing heavily for future growth, including a major re-engineering of customer facing operations, expansion of the Toronto call centre, new IT systems and billing platforms and opening of our Houston office in preparation for the electricity market opening in Texas.

North American outlook and strategy

We are making good progress in delivering our North American strategy. In Texas, we secured retail electric provider status in January 2002 upon the market opening, allowing us to offer deregulated power to a potential customer base of over 5 million households in a market with peak electricity demand of approximately 80% of UK levels. Texas customers are now being signed up on three-year contracts at the rate of 1,000 per working day.

Centrica has also accelerated its plans to enter the home services business in North America to further the creation of a cross-selling platform for energy and other services as we have done in the UK. In this respect, we announced the acquisition of Enbridge Services Inc. (ESI) in January 2002. ESI has 1.3 million water heater rental customers, 325,000 heating installation contract maintenance customers and 80,000 residential gas customers, as well as a Canada-wide business services operation and 14 retail stores.

Once completed and following the opening of the Ontario electricity market, this acquisition will bring Centrica's total number of customer relationships with North American households to approximately 3.6 million. We expect higher revenues to be at least partially offset by continuing heavy investments in systems development, customer marketing and regional facilities as we begin to serve markets in a variety of states and provinces.

Energy deregulation and the opportunities open to skilled and flexible suppliers continue to develop in the North American state and provincial markets which are most important to Centrica's near-term investment plans (Ontario, the MidWest, Georgia and Texas). In Michigan, Centrica already has successfully gained 181,000 gas customers in Western Michigan and will compete in the area around Detroit upon its opening in May 2002 (2.7 million potential gas customers statewide). Michigan introduced electricity market initiatives in January 2002 which have the potential to bring choice to 3.3 million households in that state and which would give Centrica the opportunity to sell both gas and electricity and build upon our understanding of the market. We are also building our retail gas supply presence in Ohio (2.7 million potential customers).

Elsewhere, we continually seek opportunities in deregulating markets with satisfactory availability of commodity on commercial terms, an environment which enables new marketers to compete on price against incumbents, a local regulatory regime that facilitates an open and competitive market and the genuine expectation of achieving critical mass of customer acquisitions. By the end of 2001, customers in 17 states in the US had access to some form of energy choice programme. Beyond the states discussed above, further opportunities are expected to open up during the course of the year in other MidWest and NorthEast states as well as in Canada. In aggregate, Centrica expects to be addressing a market of over 20 million customers in North America by the end of 2002.

Deregulation is however evolving inconsistently in the US and Canada, with progress dependent on the focus applied by government and other industry stakeholders in each state or province. Events in California, US economic slowdown and the Enron collapse have all had a negative influence on sentiment and there is some evidence of a slowdown in the widespread emergence of truly competitive markets. We believe that the industry will become more efficient and customer choice will improve when independent energy suppliers such as Centrica are freed to serve customers while regulated utilities reduce their risk profile by focusing on core infrastructure management.

Other activities

Other Activities include the AA publishing, traffic and travel, driving school, the AA signs businesses, and most of the Group's e-commerce developments, including <theAA.com> and <house.co.uk> websites, as well as the Group's continental Europe operations.

Following its relaunch early in 2001, theAA.com recorded 13.7 million visits for the year, up from 6.8 million the previous year. In addition to insurance and loans, the site provided 8.5 million road journey routes, a service which we believe enhances the value of the AA brand. Up-to-the minute traffic and travel information is also available to mobile phone users via the new "401 100" and affiliated services, which took 7 million calls last year. During the year we launched our AA Street by Street atlases which captured 12% of the UK market by the end of 2001.

In October we launched house.co.uk, an easy-to-use website that helps customers manage their energy and telephone accounts, fix problems, make home improvements and to move house. Another site, britishgasbusiness.co.uk, has been launched to support our growing number of business customers.

In continental Europe, we have made our first move into energy retailing during the year with the acquisition for £58 million of a 50% stake in the Belgian energy company Luminus N.V. This joint venture with five Flemish municipalities will take over the interest in the 600,000 electricity customers and 200,000 gas customers within the respective municipal supply zones as the market goes through a phased introduction of electricity competition between January 2002 and July 2003.

Summary Group Profit and Loss Account

for the year ended 31 December

	Notes	*Before exceptional charges and goodwill amortisation 2001 £m*	2001 £m	*Before exceptional charges and goodwill amortisation 2000 £m as restated*	2000 £m as restated
Turnover:					
Continuing operations before acquisitions			12,303		9,933
Acquisitions			308		-
Continuing operations	1		12,611		9,933
Cost of sales	2		(10,224)		(7,921)
Gross profit			2,387		2,012
Operating costs before exceptional charges and goodwill amortisation	2		(1,755)		(1,504)
Exceptional charges and goodwill amortisation	3		(166)		(74)
Group operating profit		*632*	466	*508*	434
Share of profits less losses in joint ventures and associates – continuing operations		*47*	45	*18*	18
Operating profit including joint ventures and associates:					
Continuing operations before acquisitions		*626*	468	*526*	452
Acquisitions		*53*	43	-	-
Continuing operations	1	*679*	511	*526*	452
Net interest payable		*(43)*	(43)	*(28)*	(28)
Profit before taxation	4	*636*	468	*498*	424
Taxation	5	*(164)*	(155)	*(92)*	(89)
Profit after taxation		*472*	313	*406*	335
Minority interest		*10*	10	-	-
Profit after taxation and minority interest	4	*482*	323	*406*	335
Dividends	6		(124)		(112)
Retained profit for the financial period			199		223
Dividend per ordinary share	6		3.1p		2.8p
Earnings per ordinary share:					
Basic	7		8.1p		8.4p
Diluted	7		8.0p		8.3p
Adjusted Basic	7	*12.1p*		*10.2p*	

Summary Group Balance Sheet
as at 31 December

	Notes	2001 £m	2000 £m as restated
Fixed assets			
Intangible assets		1,524	1,309
Tangible assets		2,058	1,936
Investments	8	167	57
		3,749	3,302
Stocks		193	123
Debtors due within one year	9	2,596	1,734
Debtors due after more than one year		130	149
Cash and investments		526	214
Creditors due within one year		(3,842)	(2,689)
Net current liabilities		(397)	(469)
Total assets less current liabilities		3,352	2,833
Creditors due after more than one year		(632)	(170)
Provisions for liabilities and charges		(1,184)	(1,365)
Total assets less liabilities		1,536	1,298
Shareholders' funds		1,502	1,298
Minority interests		34	-
Capital and reserves		1,536	1,298

Movements in Shareholders' Funds

	2001 £m	2000 £m as restated
Shareholders' funds as at 1 January as previously stated	1,193	967
Prior year adjustment	105	99
Shareholders' funds at 1 January as restated	1,298	1,066
Profit for the financial year	323	335
Dividends	(124)	(112)
Shares issued	17	43
Reserves transfer	(10)	(34)
Goodwill adjustment	(2)	-
Shareholders' funds as at 31 December as restated	1,502	1,298

Statement of Total Recognised Gains and Losses

for the year ended 31 December

	Notes	2001 £m	2000 £m as restated
Retained profit for the financial year		**199**	223
Exchange translation differences		**-**	-
Total recognised gains and losses arising during the financial year		**199**	223
Prior year adjustment	14	**105**	
Total gains and losses recognised for the financial year		**304**	

Summary Group Cash Flow Statement

for the year ended 31 December

	Notes	2001 £m	2000 £m as restated
Cash inflow from operating activities	10	**825**	1,063
Dividends received from joint ventures and associates		**16**	10
Returns on investments and servicing of finance	11	**(15)**	(13)
Taxation paid		**(109)**	(147)
Capital expenditure and financial investment	12	**(337)**	(165)
Acquisitions	13	**(607)**	(590)
Equity dividends paid		**(115)**	(103)
Cash (outflow)/inflow before use of liquid resources and financing		**(342)**	55
Management of liquid resources		**(257)**	92
Financing		**686**	(159)
Net increase/(decrease) in cash		**87**	(12)

Reconciliation of debt, net of cash and investments

	2001 £m	2000 £m
Debt, net of cash and investments as at 1 January	**(117)**	(127)
Drawdown from Goldfish working capital facility	**(610)**	-
Debt acquired	**(37)**	(56)
Net increase/(decrease) in current asset investments (i)	**257**	(92)
Net increase/(decrease) in cash for the period	**87**	(12)
Net (increase)/decrease in other debt	**(635)**	168
Exchange adjustments	**12**	2
Debt, net of cash and investments as at 31 December (ii)	**(1,043)**	(117)

Of which:		
Goldfish Bank	**(610)**	-
Other businesses	**(433)**	(117)
	(1,043)	(117)

i. Cash and investments included £142 million (2000: £136 million) held by the Group's insurance subsidiary undertakings, £52 million of margin call deposits held as security in relation to energy trading positions, £50 million deposit held as security in relation to outstanding consideration in relation to the acquisition of the Goldfish credit card and £9 million (2000: £7 million) held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

ii. Debt, net of cash and investments as at 31 December 2001 comprised cash and current asset investments of £526 million (2000: £214 million), less bank overdrafts and loans of £1,431 million (2000: £176 million) and finance lease obligations of £138 million (2000: £155 million).

Notes

1 Segmental analysis including share of profits and losses of joint ventures and associates

for the year ended 31 December

	Turnover (i)		Operating profit/(loss) before exceptional charges and goodwill amortisation		Operating profit/(loss) after exceptional charges and goodwill amortisation	
	2001 £m	2000 £m	2001 £m	2000 £m as restated	2001 £m	2000 £m as restated
UK and Continental Europe						
Residential Gas	4,029	4,078	3	294	(9)	293
Non-residential Gas	1,381	1,110	41	55	34	55
Electricity	1,242	792	40	(107)	38	(107)
Gas Production	80	64	552	309	552	309
Accord	3,570	2,346	16	(20)	(14)	(20)
Total UK Energy Supply	10,302	8,390	652	531	601	530
British Gas Home Services	722	636	36	26	30	26
AA Road Services	486	447	37	25	(8)	(19)
AA Personal Finance	141	128	37	24	18	7
Goldfish Financial Services	22	-	(32)	(15)	(37)	(15)
Telecommunications	102	1	(97)	(49)	(111)	(49)
Other Activities	68	64	(22)	(24)	(21)	(26)
	11,843	9,666	611	518	472	454
North America						
Energy Supply	768	267	68	8	39	(2)
Total from operations	12,611	9,933	679	526	511	452
Continuing operations before acquisitions	12,303	9,933	626	526	468	452
Acquisitions	308	-	53	-	43	-
Total from operations	12,611	9,933	679	526	511	452

i Turnover represents sales to third-parties and excludes inter-segment sales.

2 Costs (before exceptional charges and goodwill amortisation)
for the year ended 31 December

	2001 £m	2000 £m as restated
Cost of sales:		
Continuing operations before acquisitions	10,015	7,921
Acquisitions	209	-
	10,224	7,921
Operating costs:		
Continuing operations before acquisitions	1,654	1,504
Acquisitions	101	-
	1,755	1,504

3 Exceptional charges and goodwill amortisation
for the year ended 31 December

	2001 £m	2000 £m
Exceptional costs:		
Business integration costs (i)	35	14
Energy trading costs (ii)	37	-
Other (iii)	8	-
	80	14
Goodwill amortisation:		
Continuing operations	75	60
Acquisitions	11	-
	86	60
	166	74
Goodwill amortisation on joint ventures and associates	2	-
	168	74

i. Business integration costs comprised £21 million in connection with AA activities, mainly relating to information technology systems, and £14 million on billing system rationalisation following the acquisition of One.Tel during 2001.

ii. The Group has recognised operating losses of £37 million arising from the failure of Enron Corporation, a major participant in UK and North American energy markets which has filed for protection from its creditors. These losses comprise a provision of £30 million against amounts owed by an Enron subsidiary following the termination of profitable trading contracts and for which the Group has made claims for profits foregone, and £7 million in respect of the Group's share of market losses under UK energy market balancing arrangements and gas storage contracts.

iii. Following a period of difficult trading conditions in the liquid petroleum gas (LPG) cylinder market, cylinder assets have been written down by way of an £8 million exceptional charge, of which £2 million relates to goodwill.

4 Earnings before exceptionals and goodwill amortisation

for the year ended 31 December

	2001 £m	2000 £m as restated
Profit before taxation	468	424
Exceptional charges and goodwill amortisation	168	74
Profit before taxation, exceptional charges and goodwill amortisation	636	498
Taxation	(164)	(92)
Minority interest	10	-
Earnings before exceptionals and goodwill amortisation	482	406

5 Taxation

The charge comprised mainly corporation tax on 'ring-fenced' offshore gas production. The impact of adopting FRS 19 was to increase the taxation charge by £21 million (2000: reduce charge by £20 million).

6 Dividends

A final dividend of 1.9p per share is proposed, which together with the interim dividend of 1.2p per share, will bring the total dividend for the year to 3.1p per share. The dividend will be paid on 19 June 2002 to shareholders on the register at 3 May 2002.

7 Earnings per share

Basic and adjusted basic earnings per share (EPS) are calculated as follows:

For the year ended 31 December	2001		2000 as restated	
	Earnings £m	EPS pence	Earnings £m	EPS pence
Profit for the financial year	323	8.1	335	8.4
Add back exceptional charges and goodwill amortisation	159	4.0	71	1.8
Earnings before exceptional charges and goodwill amortisation	482	12.1	406	10.2
Average number of shares (million) used in the calculation of basic and adjusted basic EPS		3,984		3,976
Average number of shares (million) used in the calculation of diluted EPS		4,062		4,042

8 Fixed assets investments

as at 31 December

	2001 £m	2000 £m
Joint ventures:		
Share of gross assets	709	264
Share of gross liabilities	(597)	(282)
Other investments	55	75
	167	57

The Group's share of joint ventures' gross assets and gross liabilities principally comprised its interests in Humber Power Limited (a power station), Centrica Personal Finance Limited (AA and British Gas personal loans activities), AA Financial Services (AA credit card activities) and Luminus NV (energy supply).

Share of joint ventures' assets and liabilities as at 31 December 2001

	Humber Power Limited £m	Centrica Personal Finance Limited £m	AA Financial Services £m	Luminus NV £m	Other £m	Total £m
Share of gross assets	357	212	48	59	33	709
Share of gross liabilities	(322)	(202)	(42)	(3)	(28)	(597)
	35	10	6	56	5	112

9 Debtors

as at 31 December

Debtors due within one year include £673 million of Goldfish Bank debtors (2000: £nil).

10 Reconciliation of operating profit to operating cash flow

for the year ended 31 December

	2001 £m	2000 £m as restated
Group operating profit	466	434
Add back:		
Profit on sale of fixed assets	(7)	-
Profit on sale of investments	(6)	-
Exceptional charges and goodwill amortisation	166	74
Depreciation and impairment	337	326
Amortisation of investments	14	11
Decrease in working capital	72	250
(Decrease)/increase in provisions	(173)	44
Operating cash flow before exceptionals:		
Continuing operations before acquisitions	773	1,115
Acquisitions	96	24
Continuing operations	869	1,139
Expenditure relating to exceptional charges	(44)	(76)
Cash inflow from operating activities	825	1,063

11 Returns on investments and servicing of finance

for the year ended 31 December

	2001 £m	2000 £m
Interest received	27	39
Interest paid	(28)	(34)
Interest element of finance lease rental payments	(14)	(18)
	(15)	(13)

12 Capital expenditure and financial investment
for the year ended 31 December

	2001 £m	2000 £m
Purchase of tangible fixed assets	(312)	(157)
Sale of tangible fixed assets	11	17
Purchase of own shares	(14)	(23)
Loans to joint ventures	(22)	(2)
	(337)	(165)

13 Acquisition payments
for the year ended 31 December

	2001 £m	2000 £m
Subsidiary undertakings:		
Goldfish Bank	(710)	-
Other businesses	(402)	(516)
Joint ventures and associates	(80)	(1)
Deferred consideration	(17)	(63)
Total cash payments	(1,209)	(580)
Cash acquired	17	-
Overdraft acquired	(12)	(10)
Drawdown from Goldfish working capital facility (i)	590	-
Proceeds from disposals	7	-
	(607)	(590)

i The Goldfish working capital facility was made available by Lloyds TSB plc on the day the Goldfish credit card receivable balances were acquired (28 December 2001).

14 Accounting policy change

The comparative figures have been restated as a result of implementation of Financial Reporting Standard (FRS) number 19, Deferred Tax, and because of a change in the accounting treatment for open positions on energy trading derivative financial instruments. Previously, as the market for energy trading derivatives was not fully liquid, gains and losses relating to energy-derivatives were recognised in the profit and loss account when deals were closed out. A provision was made, however, where it was expected that a net loss would arise on settlement of the derivative contracts. The directors now consider that the market for energy trading derivatives is sufficiently liquid to recognise movements in the profit and loss account by marking to market both energy trading derivatives and energy trading open positions on physical energy contracts using externally derived market prices, and that the measure of profit in any period is properly made by reference to market values.

14 Accounting policy change (continued)

The impact of the changes in accounting policies is set out below:

For the year ended 31 December	FRS 19 2001 £m	Energy Trading 2001 £m	Total 2001 £m	FRS 19 2000 £m	Energy Trading 2000 £m	Total 2000 £m
Within the Group profit and loss account:						
Cost of sales	-	2	2	-	(14)	(14)
Profit on ordinary activities before tax	-	2	2	-	(14)	(14)
Tax (charge)/credit on profit on ordinary activities	(21)	-	(21)	20	-	20
Profit on ordinary activities after taxation for the financial year	(21)	2	(19)	20	(14)	6
Within the Group cash flow statement:						
Group operating profit	-	2	2	-	(14)	(14)
Other non cash flow items	-	(2)	(2)	-	14	14
Cash inflow from operating activities	-	-	-	-	-	-

As at 31 December	FRS 19 2001 £m	Energy Trading 2001 £m	Total 2001 £m	FRS 19 2000 £m	Energy Trading 2000 £m	Total 2000 £m
Within the Group balance sheet:						
Fixed asset investments	(6)	-	(6)	-	-	-
Debtors due after more than one year	91	-	91	106	-	106
Creditors due within one year	-	2	2	-	(40)	(40)
Provisions for liabilities and charges	(1)	-	(1)	(1)	40	39
Profit and loss reserve	84	2	86	105	-	105

15 Basis of preparation

The preliminary results for the year ended 31 December 2001 are unaudited. The financial information set out in this announcement does not constitute the Company's statutory accounts for the year ended 31 December 2001 or 31 December 2000. With the exception of accounting policy changes detailed above, the financial information for the year ended 31 December 2000 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985. The audit report on the statutory accounts for the year ended 31 December 2001 has not yet been signed. These accounts will be finalised and delivered to the Registrar of Companies in due course.

REVIEW OF THE SIX MONTHS ENDED 31 DECEMBER 2001

Group Results

Turnover

Turnover from continuing operations at £5,858 million was up 12% (£632 million) on the second half of 2000. Of this increase, £116 million was as a result of increased volumes and prices on commodity trades through our Accord subsidiary. Organic growth in electricity supply increased turnover by 56% (£257 million) and in Home Services by 15% (£50 million). Residential gas turnover in Great Britain decreased by £98 million due to warmer weather and a 3% net reduction in market share, whilst non-residential gas turnover increased by £84 million. Turnover from AA Road and Personal Finance activities was £325 million in the second half of 2001 whereas in 2000 it was £289 million. Our North American operations contributed £336 million for the second half.

Operating profit

Operating profit, before exceptional items and goodwill amortisation, from continuing operations, at £242 million, was £120 million higher than in the last six months of 2000. Profits in our UK energy supply businesses were up by £63 million due to increased electricity supply volumes, offset by increased gas costs.

Exceptional charges and goodwill amortisation

The exceptional charges of £67 million in the second half of the year mainly related to the failure of Enron (£37 million), business integration costs in the AA and telecommunications business (£22 million) and £8 million in relation to the impairment of assets in our LPG business. In the second half of 2000 exceptional charges were £11 million, principally in respect of the AA integration. The goodwill amortisation charge was £46 million (last six months of 2000: £35 million), the change being principally due to our North American acquisitions and Goldfish Bank.

Net interest

Net interest payable was £23 million (last six months of 2000: £11 million).

Taxation

In the last six months of 2001 the tax charge was £64 million compared with £69 million as restated in the equivalent period in 2000.

Cash flow

Operating cash flow before exceptionals was £502 million compared with £655 million in the second half of 2000. The difference of £153 million was mainly due to changes in working capital. Cash outflow before management of liquid resources and financing was £395 million (last six months of 2000: outflow of £237 million). In the second half of 2001 acquisition cash outflows were £504 million.

Second Half 2001 Business Highlights

UK energy
Turnover for our energy business (excluding trading operations) was £3.0 billion in the second half of 2001, an increase of 9% from £2.8 billion in the comparable 2000 period. Operating profit (including joint ventures and associates, before exceptional charges and goodwill amortisation) was £209 million in the second half of 2001, an increase of 43% from £146 million in 2000. Higher wholesale prices for gas production from our own fields, a move to operating profit from electricity supply, and return to profitability of our energy trading operations more than offset the effects of significant retail gas margin erosion from higher input prices. The second-half operating margin for our aggregate energy operations (excluding Accord) was 7%, up from 6% a year earlier.

British Gas: gas supply
Turnover from our residential gas business in second half 2001 was £1.7 billion, down 6% from £1.8 billion in second half 2000. We were largely successful in stemming net losses of gas customers beginning mid-summer 2001, with the level remaining relatively flat through the fourth quarter of the year. Our gas sales volumes in the residential market in Great Britain decreased to 3.6 billion therms in the second half of 2001, down by 10% from second half 2000, impacted by an unusually warm autumn. The volume decrease was largely offset by our price increase.

The business showed reduced operating profit performance compared with second half 2000, reflecting higher oil, gas and inflation-linked gas procurement costs both externally and from our upstream business. The weighted average cost of gas to meet our supply requirements was 20.5p per therm in the second half 2001, an increase of 12% from 18.3p per therm in the comparable 2000 period. The procurement cost increase suffered by the business, was partly offset by our 4.7% price increase which became effective in April 2001. Profitability was further reduced in the fourth quarter of 2001, due to unseasonably warm weather.

The residential supply business returned an operating loss (before exceptional charges and goodwill amortisation) of £55 million in second half 2001, compared with a £11 million loss in the comparable 2000 period. Second half operating results are generally seasonally poorer than first half results due to lower customer usage through the summer.

Non-residential supply turnover was £620 million in the second half of 2001, up 16% from £536 million in second half 2000 on volumes which were marginally up year on year. Our improving non-residential market penetration was accompanied by stronger results from industrial and commercial gas sales which more than offset our higher gas procurement costs. The net result was an operating profit (before exceptional charges and goodwill amortisation) of £21 million for second half 2001, up from £10 million in second half 2000. An exceptional charge of £7 million was incurred relating to stock provisions and energy balancing charges following the collapse of Enron.

British Gas: electricity supply
Our second half results reflect the progression of our electricity business from its loss-making investment phase to operating profitability. Turnover in the second half was £714 million, up 56% from £457 million in the comparable 2000 period. We booked sales of 11.8 TeraWatt-hours (TWH) to an average of 5.1 million customers on supply, an increase of 60% and 46% respectively from 7.4 TWH and 3.5 million customers in 2000.

The electricity business posted an increasing gross profit, driven by our rapid increase in customer numbers. Average electricity unit costs for our supply business fell to 2.6 pence per kilowatt hour (3.2 pence per

kilowatt hour in the prior year). Operating profit (before exceptional charges and goodwill amortisation) for the second half of 2001 of £21 million (an operating margin of 3%) was up sequentially from £19 million in first half 2001 and compared with a loss of £62 million in second half 2000. This £21 million of operating profit was earned even after the costs of acquiring new customers, including advertising, selling and processing.

Gas production
We significantly reduced gas production volumes in the second half for operational purposes. Total second-half output of 1.7 billion therms was down by 25% from 2.2 billion therms in the comparable 2000 period. Resulting operating profit was nearly unchanged in the second half, at £216 million versus £218 million in the comparable 2000 period. Lower volumes in 2001 were further offset by reduced overhead costs and fixed asset depreciation.

Accord
In a challenging market context, due to both volatility and the demise of Enron, Accord achieved operating profitability of £6 million in the second half of 2001, before exceptional charges of £30 million related to profitable trading contracts with Enron subsidiaries which have since been terminated and for which the Group has made claims for profits foregone. This result is comparable to £10 million in operating profit for the first half of 2001 and a £9 million operating loss in the second half of 2000.

British Gas Home Services
Our Home Services business generated continuing strong growth in the second half of 2001 with turnover at £383 million, an increase of 15% from £333 million in the second half of 2000. Revenue growth from more numerous central heating installations, together with successful cross-selling of a variety of service cover contracts, contributed to this increase.

Operating profit (before exceptional charges and goodwill amortisation) reflected our scalable multi-product growth plan at £25 million, an increase of 47% from £17 million in 2000. Marketing and overhead cost increases were both moderate in relation to the expansion of our turnover and product lines. The resulting growth in Home Services operations has demonstrated the financial scalability of the business and was accompanied by the expansion of operating margin to approximately 7%, up from approximately 5% in the second half of 2000.

AA Road Services
Road Services' turnover was £253 million in the second half, an increase of 14% from £221 million in the second half of 2000. Operating profit (before exceptional charges and goodwill amortisation) for the second half was £15 million, as against £7 million in 2000. The improvement in the cost structure of the business was particularly notable in this result, featuring enhanced efficiency whilst maintaining a premium service level. Management action to strengthen the business contributed to operating margin improvement to 6% for the second half of 2001, up from 3% in 2000.

AA Personal Finance
Turnover for 2001's second half grew to £72 million, up 6% from £68 million in 2000. Operating profit (before exceptional items and goodwill amortisation) for the period was £21 million, more than twice the £9 million for the comparable period in 2000 which was depressed due to the timing of higher marketing expenditure in late 2000. Growth in aggregate car and home policy volumes in the second half was 4% after a relatively flat first half. However, average earnings per new policy fell slightly as market premia flattened (after substantial growth in the first half).

Growth in the loan book of our joint venture with HBOS plc kept the steady pace of the first half and was fuelled by successful television advertising, with loan volume and value increasing in the second half from

71,000 and £374 million to 77,000 and £424 million. Strong operating profit growth from continuing operations was partially offset by start up costs of Golf England, in which we took a majority stake in 2001, of £4 million in the second half.

Goldfish

Commencing on 3 September 2001, the economic interest in the credit card operation indirectly accrued for the benefit of Goldfish Bank, which received its banking licence on 29 November and purchased the credit card book on 28 December. Goldfish card revenue from 3 September until year end was £34 million (prior to adjustment for bad debt and interest expenses), while the card operating profit over the same period was £5 million, after marketing expenses of £2 million associated with a new card advertising campaign.

Telecommunications

The business recorded sequential turnover growth from the first half (£14 million) to the second (£88 million), largely as a result of One.Tel turnover of £65 million within the second half result. This rapid growth was driven by the rise in customer volumes and an increase in our ARPU, which increased with the acquisition of One.Tel due to the higher proportion of international calls made by One.Tel's customers. At year-end there were 1.2 million fixed, mobile or internet accounts active in the previous 30 days, up from less than 200,000 a year earlier. The second half 2001 operating loss (before exceptional charges and goodwill amortisation) was £45 million after revenue investment of £32 million.

North America

Turnover was £336 million in the second half, as against £267 million in the period from 18 August through 31 December 2000. Operating profit (before exceptional charges and goodwill amortisation) rose to £39 million in the second half of 2001 from £8 million during the period of Centrica ownership, 18 August to 31 December 2000. We continued to invest in a major re-engineering of the customer facing operations, allowing for future growth in North American markets.

Summary Group Profit and Loss Account

for the six months ended 31 December

	Notes	*Before exceptional charges and goodwill amortisation 2001 £m*	2001 £m	*Before exceptional charges and goodwill amortisation 2000 £m as restated*	2000 £m as restated
Turnover:					
Continuing operations before acquisitions			5,643		5,226
Acquisitions			215		-
Continuing operations	a		5,858		5,226
Cost of sales	b		(4,700)		(4,333)
Gross profit			1,158		893
Operating costs before exceptional charges and goodwill amortisation	b		(950)		(781)
Exceptional charges and goodwill amortisation	c		(113)		(46)
Group operating profit		*208*	95	*112*	66
Share of profits less losses in joint ventures and associates – continuing operations		*34*	32	*10*	10
Operating profit including joint ventures and associates:					
Continuing operations before acquisitions		*192*	85	*122*	76
Acquisitions		*50*	42	-	-
Continuing operations	a	*242*	127	*122*	76
Net interest payable		*(23)*	(23)	*(11)*	(11)
Profit before taxation	d	*219*	104	*111*	65
Taxation		*(73)*	(64)	*(71)*	(69)
Profit after taxation		*146*	40	*40*	(4)
Minority interest		*4*	4	-	-
Profit after taxation and minority interest	d	*150*	44	*40*	(4)
Dividends			(76)		(68)
Retained profit/(loss) for the financial period			(32)		(72)
Earnings per ordinary share:					
Basic	e		1.1p		(0.1)p
Diluted	e		1.1p		(0.1)p
Adjusted Basic	e	*3.8p*		*1.0p*	

Statement of Total Recognised Gains and Losses

for the six months ended 31 December

	Notes	2001 £m	2000 £m as restated
Retained profit for the period		(32)	(72)
Exchange translation differences		-	-
Total recognised gains and losses for the period		(32)	(72)
Prior period adjustment	k	94	
Total gains and losses recognised for the period		62	

Summary Group Cash Flow Statement

for the six months ended 31 December

	Notes	2001 £m	2000 £m
Cash inflow from operating activities	f	**488**	622
Dividends received from joint ventures and associates		**3**	8
Returns on investments and servicing of finance	g	**-**	(4)
Taxation paid		**(77)**	(120)
Capital expenditure and financial investment	h	**(258)**	(110)
Acquisitions	i	**(504)**	(590)
Equity dividends paid		**(47)**	(43)
Cash outflow before use of liquid resources and financing		**(395)**	(237)
Management of liquid resources		**(220)**	173
Financing		**671**	45
Net increase/(decrease) in cash		**56**	(19)

Reconciliation of debt, net of cash and investments

	2001 £m	2000 £m
Debt, net of cash and investments as at 1 July	**(87)**	174
Drawdown on Goldfish working capital facility	**(610)**	-
Debt acquired	**(9)**	(56)
Net increase/ (decrease) in current asset investments	**220**	(173)
Net increase/(decrease) in cash for the period	**56**	(19)
Net decrease in other debt	**(642)**	(45)
Exchange adjustments	**29**	2
Debt, net of cash and investments as at 31 December	**(1,043)**	(117)

Notes

a Segmental analysis
for the six months ended 31 December

	Turnover		Operating profit/(loss) before exceptional charges and goodwill amortisation		Operating profit/(loss) after exceptional charges and goodwill amortisation	
	2001 £m	2000 £m	2001 £m	2000 £m as restated	2001 £m	2000 £m as restated
UK and Continental Europe						
Residential Gas	1,659	1,757	(55)	(11)	(65)	(12)
Non-residential Gas	620	536	21	10	14	10
Electricity	714	457	21	(62)	19	(62)
Gas Production	38	31	216	218	216	218
Accord	1,635	1,519	6	(9)	(24)	(9)
Total UK Energy Supply	4,666	4,300	209	146	160	145
British Gas Home Services	383	333	25	17	23	17
AA Road Services	253	221	15	7	(7)	(18)
AA Personal Finance	72	68	21	9	10	1
Goldfish Financial Services	22	-	(10)	(9)	(15)	(9)
Telecommunications	88	1	(45)	(39)	(59)	(39)
Other Activities	38	36	(12)	(17)	(10)	(19)
	5,522	4,959	203	114	102	78
North America						
Energy Supply	336	267	39	8	25	(2)
Total from operations	5,858	5,226	242	122	127	76
Continuing operations before acquisitions	5,643	5,226	192	122	85	76
Acquisitions	215	-	50	-	42	-
Total from operations	5,858	5,226	242	122	127	76

b Costs (before exceptional charges and goodwill amortisation)

for the six months ended 31 December

	2001 £m	2000 £m as restated
Cost of sales:		
Continuing operations before acquisitions	4,570	4,333
Acquisitions	130	-
	4,700	4,333
Operating costs:		
Continuing operations before acquisitions	860	781
Acquisitions	90	-
	950	781

c Exceptional charges and goodwill amortisation

for the six months ended 31 December

	2001 £m	2000 £m
Exceptional costs:		
Continuing operations	67	11
Goodwill amortisation:		
Continuing operations	37	35
Acquisitions	9	-
	46	35
	113	46
Goodwill amortisation on joint ventures and associates	2	-
	115	46

d Earnings before exceptionals and goodwill amortisation

for the six months ended 31 December

	2001 £m	2000 £m as restated
Profit before taxation	104	65
Exceptional charges and goodwill amortisation	115	46
Profit before taxation, exceptionals and goodwill amortisation	219	111
Taxation	(73)	(71)
Minority interest	4	-
Earnings before exceptionals and goodwill amortisation	150	40

e Earnings per share

Basic and adjusted earnings per share (EPS) are calculated as follows:

For the six months ended 31 December	2001		2000 as restated	
	Earnings £m	EPS Pence	Earnings £m	EPS Pence
Profit after taxation and minority interest/Basic EPS	44	1.1	(4)	(0.1)
Add back exceptional charges and goodwill amortisation	106	2.7	44	1.1
Earnings before exceptional charges and goodwill amortisation/Adjusted Basic EPS	150	3.8	40	1.0
Average number of shares (million) used in the calculation of basic and adjusted basic earnings per share		3,985		3,981
Average number of shares (million) used in the calculation of diluted earnings per share		4,068		4,051

f Reconciliation of operating profit to operating cash flow
for the six months ended 31 December

	2001 £m	2000 £m as restated
Group operating profit	95	66
Add back:		
Profit on sale of fixed assets	(7)	-
Profit on sale of investments	(6)	-
Exceptional charges and goodwill amortisation	113	46
Depreciation and impairment	148	160
Amortisation of investments	14	11
Decrease in working capital	84	382
Increase/(decrease) in provisions	61	(10)
Operating cash flow before exceptionals:		
Continuing operations before acquisitions	405	655
Acquisitions	97	-
Continuing operations	502	655
Expenditure relating to exceptional charges	(14)	(33)
Cash inflow from operating activities	488	622

g Returns on investments and servicing of finance
for the six months ended 31 December

	2001 £m	2000 £m
Interest received	11	17
Interest paid	(5)	(12)
Interest element of finance lease rental payments	(6)	(9)
	-	(4)

h Capital expenditure and financial investment
for the six months ended 31 December

	2001 £m	2000 £m
Purchase of tangible fixed assets	**(234)**	(94)
Sale of tangible fixed assets	**10**	6
Purchase of own shares	**(14)**	(20)
Loans to joint ventures	**(20)**	(2)
	(258)	(110)

i Acquisition payments
for the six months ended 31 December

	2001 £m	2000 £m
Subsidiary undertakings:		
Goldfish Bank	**(710)**	-
Other businesses	**(361)**	(516)
Joint ventures and associates	**(43)**	(1)
Deferred consideration	**(8)**	(63)
Total cash payments	**(1,122)**	(580)
Cash acquired	**17**	-
Cash/(overdraft) acquired	**4**	(10)
Drawdown from Goldfish working capital facility	**590**	-
Proceeds from disposal	**7**	-
	(504)	(590)

j Accounting policy change

The impact of the changes in accounting policies on implementation of Financial Reporting Standard number 19, Deferred Taxation, and on adoption of mark-to-market accounting on unrealised profits and losses in respect of energy trading activities, is set out below:

For the six months ended 31 December	FRS 19 2001 £m	Energy Trading 2001 £m	Total 2001 £m	FRS 19 2000 £m	Energy Trading 2000 £m	Total 2000 £m
Within the Group profit and loss account:						
Cost of sales	-	(17)	(17)	-	-	-
Profit on ordinary activities before taxation	-	(17)	(17)	-	-	-
Tax (charge)/credit on profit on ordinary activities	(10)	-	(10)	3	-	3
Profit on ordinary activities after taxation for the financial year	(10)	(17)	(27)	3	-	3
Within the Group cash flow statement:						
Group operating profit	-	(17)	(17)	-	-	-
Other non cash flow items	-	17	17	-	-	-
Cash inflow from operating activities	-	-	-	-	-	-

For the interim results to 30 June 2001 and 30 June 2000 deferred tax was determined in accordance with SSAP 15. Had FRS 19 been implemented during those periods the tax charge would have increased by £11m for the six months ended 30 June 2001 and decreased by £17m for the six months ended 30 June 2000.

k Prior period adjustment

for the six months ended 31 December

	2001 £m
Restatement to 31 December 2001	105
Impact of FRS19 in period 1 January 2001 to 30 June 2001	(11)
	94

Enquiries

For further information please contact:

Charles Naylor, Director of Corporate Affairs
Chris Milburn, Director of Investor Relations
Gary Leibowitz, Deputy Director of Investor Relations

Telephone:
01753 494 085 (Press)
01753 494 900 (Shareholder and Analysts)

Facsimile;
01753 494 090 (Press)
01753 494909 (Shareholder and Analysts)

Internet Websites

www.centrica.com
www.britishgasbusiness.co.uk
www.onetel.co.uk
www.goldfish.com
www.theAA.com
www.house.co.uk
www.directenergy.com
www.energyamerica.com

Financial Calendar

2001 Annual Report and Accounts Published	End of March 2002
Ex-dividend date for 2001 proposed final dividend	1 May 2002
Record date for 2001 proposed final dividend	3 May 2002
Annual General Meeting	13 May 2002
Proposed 2001 final dividend payment date	19 June 2002
2002 Interim Results announcement	5 September 2002

Registered Office

Millstream
Maidenhead Road
Windsor
Berkshire
SL4 5GD

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Centrica Shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.
This announcement is not an offer of the Centrica Shares for sale into the United States. The Centrica Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of Centrica Shares in the United States.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	25 February, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	6

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

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Please find following a Stock Exchange Announcement recently released.

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Barbara Child

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Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

25th February 2002

Centrica's acquisition of NewPower delivers further growth in key US states

Provides combined business with strengthened platform
from which to deliver its customer strategy

Centrica announced today that it has signed an agreement to acquire NewPower Holdings, Inc. [NYSE:NPW] (NewPower) through a tender offer for all of NewPower's outstanding shares, for $1.05 per share in cash which in total amounts to approximately $130 million (£87 million), subject to adjustment as explained below. The acquisition is expected to add approximately 650,000 customers to Centrica's North American customer base.

NewPower is the leading retailer of gas and electricity in deregulated U.S. markets, serving residential and small business customers in states including Georgia, New Jersey, Ohio, Pennsylvania and Texas.

This acquisition, which is a further key step in Centrica's North American strategy, follows the January 28th announcement that Centrica has agreed to acquire Enbridge Services Inc. with 1.3 million home and business services customers in Canada. After both transactions are completed, and after the Ontario electricity market opens as scheduled in May, Centrica will have around 4.3 million customer relationships with North American households.

The combined business provides a strengthened platform for further growth in Centrica's key target markets, including Texas, Michigan, Ohio and Georgia and significantly enhances Centrica's market analysis and entry capabilities in other U.S. states. Centrica's focus on the provision of excellent value and service to its customers will also be further supported by its position as the leading energy retailer in deregulated North American markets.

Centrica's Chief Executive, Roy Gardner, said: "We are very pleased to have reached this agreement with NewPower, which helps us achieve critical mass in our target markets in the U.S. This is a tremendous opportunity to combine our sales and marketing skills with the expertise that NewPower brings and we believe there are significant operational and cost synergies to be gained. This transaction, together with our agreement to acquire Enbridge Services Inc in Canada and the business of Enron Direct Limited in the UK, demonstrates Centrica's ability to leverage its considerable financial strengths to gain market leadership and seize profitable growth opportunities as they arise."

NewPower reported revenues of $369.9 million and net losses of $212.8 million before non-recurring items for the year ended December 31, 2001 and net assets of $246 million as at December 31, 2001. NewPower's net losses in part reflect the early stage of its business development, as operating expenses and infrastructure investments have substantially exceeded gross profits. NewPower's performance was also adversely affected in 2001 by operational and switching delays in the Texas market which, combined with volatile energy trading conditions left NewPower with commitments to purchase commodity at prices well in excess of subsequent market levels. The volatility also reduced the credit available to NewPower in the market.

NewPower's key strengths include its marketing, customer billing and care operations and its strong regulatory relationships in key markets.

As part of Centrica, the profitability of the NewPower business is expected to improve due to energy market volatility risk mitigation measures to be undertaken by Centrica, substantially reduced infrastructure investment, a focus on profitable customer relationships and the realisation of synergies believed by Centrica's management to be in excess of $25 million per annum. Centrica expects the acquisition to be slightly dilutive to EPS and cash flow in 2002 and 2003 and to contribute to EPS and cash flow in 2004.

NewPower Chairman and Chief Executive Officer, H. Eugene Lockhart, said: "NewPower was formed to capitalise on the long-term opportunity presented by energy deregulation in the U.S., and we have made great strides in doing so. We are delighted that Centrica recognizes the market potential which we can now pursue together to serve our customers from a position of far greater stability and financial strength."

Centrica expects to commence a tender offer within one week to acquire all of the outstanding shares of NewPower. The boards of directors of both Centrica and NewPower have approved the transaction. Centrica has more than 50% of the fully diluted shares of NewPower committed to acceptance under contractually binding Stockholders' Agreements but, in the case of the Enron interests, this is subject to bankruptcy court approval.

The transaction is also subject to customary conditions, including with respect to the Hart Scott Rodino Anti-Trust Act, approvals by the Federal Energy Regulatory Commission and certain other regulatory agencies, and approval of the bankruptcy court overseeing Enron's Chapter 11 bankruptcy proceedings of the settlement of certain liabilities between NewPower and Enron, the termination of inter company agreements and the issuance of an injunction restraining third parties from making claims against New Power in respect of Enron-related liabilities.

The price per share that will ultimately be paid to NewPower shareholders is subject to a price adjustment mechanism based on changes in the projected forward price curves for electricity and gas between the signing of the merger agreement and the date upon which the tender offer price is fixed, in order to offset any changes in the value of NewPower's commodity position. Following such price adjustment, if the calculated price falls outside the range $0.80 to $1.30 per share, then Centrica and NewPower have certain predefined rights not to complete the transaction. In addition to the equity consideration described above, Centrica and NewPower will also pay transaction costs of $13 million and other related costs totalling approximately $65 million as described below. These costs are expected to be largely offset by the anticipated restricted and unrestricted cash balances that will be held by NewPower on completion of the transaction.

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085

Notes to editors:

1. The additional costs of approximately $65 million that Centrica and NewPower expect to pay include existing contractual commitments to certain NewPower executives, other severance costs and other general related liabilities arising as a result of the transaction.

2. NewPower reported a customer base of over 800,000 (including pending) customers at 31 December 2001. Further it has notified PECO Energy Company that it intends to return competitive default service customers to PECO. The prospective profitability of these customers is limited, given the necessity of load serving entities such as NewPower to purchase installed capacity (ICAP) requirements. Centrica expects to acquire 650,000 customers at completion of this transaction.

3. At the end of 2001, customers in 17 states in the U.S. had access to some form of energy choice programme. Centrica's strategy is to focus on those states that have regulatory and pricing regimes offering the opportunity to create profitable retail businesses. Current target markets in the U.S. include Texas, Georgia, Michigan and Ohio and further opportunities are expected to open up during the course of the year in other MidWest and NorthEast states. Centrica expects to be addressing a viable market of over 20 million households in the United States by the end of 2002.

About NewPower Holdings, Inc.
NewPower Holdings, Inc. (NYSE: NPW), through its subsidiary, NewPower, is the first national provider of electricity and natural gas to residential and small commercial customers in the United States. The Company offers consumers in restructured retail energy markets competitive energy prices, pricing choices, improved customer service and other innovative products, services and incentives.

About Centrica
Since its formation in 1997, Centrica has developed into a leading provider of energy and other essential services. In the UK, Centrica offers energy supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas and financial services from Goldfish.

The group's strategy of international expansion took a significant step forward in August 2000 with the acquisition of Toronto based Direct Energy, North America's largest unregulated retailer of natural gas at that time. Centrica is also active in six states in the U.S. through the Energy America brand, which it acquired in January 2001.

Centrica currently supplies gas to 1.3 million customers across North America under the Direct Energy and Energy America brands, making it the largest unregulated energy supplier. In addition, 600,000 customers have already signed up with Direct Energy in anticipation of the opening of the Ontario electricity market scheduled in May 2002.

In June 2001, Centrica also assumed full ownership of GreenSource Limited, a company providing access to a network of private gas servicing and installation contracting firms in Ontario. This was followed in January 2002 by the announcement that it had reached agreement to acquire Enbridge Services Inc. which more than doubled the customer base of Centrica's Canadian business.

This news release contains certain forward-looking statements, including, without limitation, statements concerning Centrica's and NewPower's operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Actual results could differ materially from the results referred to in the forward-looking statements. These forward-looking statements are based largely on Centrica's and NewPower's current expectations and are subject to a number of risks and uncertainties, including, without limitation, changes in external market factors, changes in business or growth strategy or an inability to execute strategy due to changes in such company's industry or the economy generally, the emergence of

new or growing competitors, various other competitive factors and other risks and uncertainties indicated from time to time in Centrica's and NewPower's filings with the U.S. Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements contained in this news release will in fact occur. Additionally, neither Centrica nor NewPower makes any commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements.

NewPower stockholders are advised to read Centrica's Tender Offer Statement on Schedule TO and NewPower's Solicitation/Recommendation Statement on Schedule 14D-9 when they are available because they will contain important information. The Offer to Purchase, the related Letter of Transmittal, and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to shareholders of NewPower Holdings, Inc., at no expense to them. The Schedule TO, the Schedule 14D-9 and other filed documents will also be available without charge at the Securities and Exchange Commission's website at www.sec.gov. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of NewPower. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.